

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 11, 2009

Mr. Vinod Bhandawat
Chief Financial Officer
Sterlite Industries (India) Limited
Vendata, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashtra 400-099
India

> **Re:** **Sterlite Industries (India) Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2009**
> **Filed July 10, 2009**
> **Form 20-F/A for the Fiscal Year Ended March 31, 2009**
> **Filed July 14, 2009**
> **File No. 001-33175**

Dear Mr. Bhandawat:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2009

Financial Statements

Note 2 - Significant Accounting Policies, page F-9

Impairment, page F-11

1.   We note you disclose on page 7 that "…BALCO suspended part of operations at
        its aluminum smelter…." and on page 21 that you "…ceased operations at one of
        your aluminum smelters at the Korba complex which may have a material adverse
        effect on your business and financial performance…."   However, it does not
        appear that any impairment charge related to these ceased operations has been
        recognized in your income statements for any of the three years presented.

        Please tell us the amounts you have capitalized for these operations and explain
        how you reached your no impairment conclusion.

Note 5 - Short-Term and Long-Term Investments, page F-18

2.   We note you disclose on this page a fair value balance as of March 31, 2009 of
        Rs.186,302 million, versus on page F-45 under Note 28 a fair value of Rs.137,741
        million, for your trading securities. Please reconcile this inconsistency.

Note 23 - Shared-Based Compensation Plans, page F-38

3.   We note your disclosure indicating that you offer to your employees the long term
        incentive plan (LTIP) through your parent Vedanta Resources. Tell us the LTIP
        adoption date and whether you or Vedanta is obligated to issue these awards.
        Since the exercise price of these awards is denominated in US dollars and your
        functional currency is Indian rupees, it appears that the value of these awards will
        vary not only in relation to changes in share price, but also to changes in the value
        of US dollars against Indian rupees. As a result, paragraph 33 and footnote 19 of
        SFAS 123 (R) may require liability accounting from issuance dates and
        remeasurement to fair value at the end of each reporting period for these awards.

        Please provide your analysis of this issue pursuant to paragraph 33 and footnote
        19 of SFAS 123 (R). If applicable and the differences are material, quantify the
        effects of financial statement restatement and the additional disclosures you
        propose to include in your filings. If you conclude that the error impact is not
        material to your financial statements, provide an analysis supporting your
        conclusion, following the guidance in SAB Topics 1:M and 1:N.

Engineering Comments

Form 20 – F/A for Fiscal Year Ending March 31, 2009

Strong pipeline of growth projects, page 21

4.   We note you disclose you have obtained coal block allocations of 112.2 million
        tons from the Ministry of Coal to support BALCO's captive power plants at the
        Jharsuguda operations along with a long term coal linkage, and 31.5 million tons
        from the Madanpur Coal Block. Tell us the status of these coal block allocations
        (exploration, development or production) and whether you have reserves that may
        be reported for these properties under Industry Guide 7. In addition please
        modify your disclosure to clarify that a coal linkage is a long term supply contract
        for delivery of coal meeting specific contract specifications.

Projects and Developments, page 44

5.   We note you have begun mining activity at the Kayar mine site with the intention
        of developing the property to produce 360,000 tons annually by the year 2010.
        Please disclose whether you have developed any geologic reports or feasibility
        studies to support your capital investment in this property. Also describe the
        status of this mining operation (exploration, development or production), and
        indicate whether you have established reserves for this property as of the date of
        your filing.

        In addition, tell us the extent to which you are able to quantify mineralized
        material for this property. Mineralized material is mineralization which has been
        delineated by appropriate drilling and/or underground sampling to establish
        continuity and support an estimate of tonnage and an average grade of the
        selected metals. Under SEC standards, such a deposit does not qualify as a
        reserve until a comprehensive evaluation, based upon unit costs, grade,
        recoveries, and other factors, concludes economic and legal feasibility.
        Mineralized material should only be reported as an in place tonnage and grade,
        and should not be disclosed as units of product, such as ounces of gold or pounds
        of copper.

Projects and Developments, page 53

6.   We note that you are developing the Lanjigarh bauxite mines though a joint
        venture and that you currently source bauxite, which has been mined on
        Niyamgiri Hills in Lanjigarh on your mineral lease. Please describe the state of
        these mines (exploration, development or production) and disclose whether you
        have reserves as of the date of your filing.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Joanna Lam at (202) 551-3476 and Lily Dang at (202) 551-3867
if you have questions regarding comments on the financial statements and related

matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief